Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-186811

Pricing Term Sheet

3.200% Senior Notes due 2021

This term sheet supplements the information set forth under “Description of Notes” in the Preliminary Prospectus Supplement, subject to completion, dated February 3, 2016 to the Prospectus dated February 22, 2013.

Issuer:	Regions Financial Corporation

Principal Amount:	$500,000,000

Title of Security:	3.200% Senior Notes due 2021

Maturity:	February 8, 2021

Coupon:	3.200%

Price to Public:	99.985% of face amount

Yield to Maturity:	3.223%

Spread to Benchmark Treasury:	+ 195 basis points

Benchmark Treasury:	UST 1.375% due January 31, 2021

Benchmark Treasury Spot and Yield:	100-15 3⁄4/ 1.273%

Day Count Convention:	30/360

Interest Payment Dates:	February 8 and August 8, commencing August 8, 2016

Optional Redemption:	At any time on or after January 8, 2021, the Issuer may, at its option, and from time to time, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed. Holders of any Notes redeemed will also receive accrued interest thereon to the date of redemption.

Trade Date:	February 3, 2016

Settlement Date:	February 8, 2016 (T+3)

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 / BBB / BBB

Denominations	$2,000 x $1,000

CUSIP/ISIN:	7591EPAK6 / US7591EPAK68

Net Proceeds to Issuer (after underwriting discounts and commissions and before offering expenses):	$497,850,000 (99.570%)

Joint Book-Running Managers:	Goldman, Sachs & Co. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC Regions Securities LLC

Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Samuel A. Ramirez & Company, Inc. Siebert Brandford Shank & Co., L.L.C. The Williams Capital Group, L.P.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at (866) 471-2526, Citigroup Global Markets Inc. at (800) 831-9146, Deutsche Bank Securities Inc. at (800) 503-4611, Morgan Stanley & Co. LLC at (866) 718-1649 and Regions Securities LLC at (404) 279-7400.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.